Exhibit 1
     The following statement describing certain U.K. and U.S. federal income tax consequences of acquiring, owning and disposing of debt securities we may issue supplements the text under the caption “Taxation” on pages 43-58 of the Prospectus dated December 18, 2003 included in Amendment No. 1 to the Registration Statement on Form F-3 (File No. 333-110941) of Vodafone Group Public Limited Company (“Form F-3”).
SUPPLEMENTAL DESCRIPTION OF TAXATION
United States Taxation
     Recently enacted changes to the United States federal income tax laws have modified the foreign tax credit rules that apply to U.S. holders. Interest paid on our notes in taxable years beginning before January 1, 2007, with certain exceptions, will be “passive” or “financial services” income, while interest paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit. The United States federal income tax consequences of acquiring, owning and disposing of the notes offered pursuant to this offering are described more fully under the caption “Taxation—United States Federal Income Taxation—Taxation of Debt Securities” in the Form F-3.
United Kingdom Taxation
     The U.K. tax consequences of directly owning a note are generally described under “Taxation — United Kingdom Taxation — Debt Securities” in the Form F-3, subject to the comments set out below. The comments below are of a general nature based on U.K. law and HM Revenue & Customs practice. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of persons. Any holders of notes who are in any doubt as to their own tax position should consult their professional advisor.
European Union Directive on the Taxation of Savings
     This directive came into force on July 1, 2005, in substantially the form described in the Form F-3. A number of non-EU countries and territories have agreed to adopt similar measures (some of which involve a withholding system).
Stamp Duty and Stamp Duty Reserve Tax
     No U.K. stamp duty or stamp duty reserve tax is payable on the issue of the notes or on a transfer of the notes.
Inheritance Tax
     A holder of notes who is an individual domiciled outside the United Kingdom will generally not be liable for U.K. inheritance tax in respect of his holding of notes if the register of notes is maintained outside the United Kingdom. If no register is maintained, there may be a liability for inheritance tax if the notes are held in the United Kingdom. If so, in the case of holders of notes who are domiciled in the United States and are not nationals of the United Kingdom under the U.S.-U.K. Estate Tax Treaty there will normally be an exemption from U.K. inheritance tax liability. If there is liability to both U.K. inheritance tax and U.S. federal gift or estate tax as a result of the holder of notes being a national of the United States and domiciled in the U.K. there will generally be a credit against the U.S. federal tax liability for the U.K. inheritance tax paid.